Exhibit 99.1

BROOKFIELD ASSET MANAGEMENT INC.

TO

COMPUTERSHARE TRUST COMPANY OF CANADA

Trustee

Nineteenth Supplemental

Indenture

Dated as of January 15, 2015

THIS NINETEENTH SUPPLEMENTAL INDENTURE, dated as of January 15, 2015 between Brookfield Asset Management Inc. (the “Company”), a corporation amalgamated under the laws of Ontario, Canada, and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada, the “Trustee”), a trust company duly organized and existing under the laws of Canada, as trustee, to the Indenture, dated as of September 20, 1995, between the Company and the Trustee (the “Original Indenture”, the Original Indenture, as supplemented hereby, being referred to herein as the “Indenture”),

WITNESSETH

WHEREAS, the Company has duly authorized, as a separate series of Securities under the Indenture, its 4.000% Notes due January 15, 2025 (the “Notes”);

WHEREAS, the Company has duly authorized the execution and delivery of this Nineteenth Supplemental Indenture to establish the Notes as a separate series of Securities under the Original Indenture and to provide for, among other things, the issuance of and the form and terms of the Notes and additional covenants for purposes of the Notes and the Holders thereof;

WHEREAS, the Company is not in default under the Original Indenture;

WHEREAS, all things necessary to make this Nineteenth Supplemental Indenture a valid agreement according to its terms have been done; and

WHEREAS, the foregoing recitals are made as statements of fact by the Company and not by the Trustee;

NOW, THEREFORE, THIS SUPPLEMENTAL INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS
OF GENERAL APPLICATION

Section 101.                            Definitions

For all purposes of this Nineteenth Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

“Additional Amounts” has the meaning specified in Section 214 of this Nineteenth Supplemental Indenture.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Below Investment Grade Rating Event” means that on any day within the 60 day period (which shall be extended during an Extension Period) after the earlier of (1) the occurrence of a Change of Control or (2) public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control, the Notes are rated below an Investment Grade Rating by at least three out of four of the Rating Agencies if there are four Rating Agencies or all of the Rating Agencies if there are less than four Rating Agencies. Notwithstanding the foregoing, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the ratings event). For the purpose of this definition, an “Extension Period” shall occur and continue for so long as the aggregate of (i) the number of Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade during the initial 60-day period and (ii) the number of Rating Agencies that have downgraded the Notes to below an Investment Grade Rating during either the initial 60-day period or the Extension Period is sufficient to result in a Change of Control Triggering Event should one or more of the Rating Agencies that have placed the Notes on publicly announced consideration for possible downgrade subsequently downgrade the Notes to below an Investment Grade Rating. The Extension Period shall terminate when two of the Rating Agencies (if there are four Rating Agencies) or one of the Rating Agencies (if there are less than four Rating Agencies) have confirmed that the Notes are not subject to consideration for a possible downgrade, and have not downgraded the Notes, to below an Investment Grade Rating.

“Change of Control” means the consummation of any transaction including, without limitation, any merger, amalgamation, arrangement or consolidation the result of which is that any person or group of related persons, other than the Company, its Subsidiaries, its or such Subsidiaries’ employee benefit plans, or Management and/or any entity or group of entities controlled by Management (provided that upon the consummation of a transaction by Management and/or an entity or group of entities controlled by Management, its Class A limited voting shares or other Voting Stock into which the Company’s Class A limited voting shares are reclassified, consolidated, exchanged or changed continue to be listed and posted for trading on a national securities exchange in the United States, Canada or Europe), becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of (i) more than 50% of the voting power of each class of the Company’s  Voting Stock or other Voting Stock into which the Company’s Voting Stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares or (ii) Voting Stock sufficient to enable it to elect a majority of the members of the Company’s board of directors. For the purposes of this section, “person” and “group” have the meanings attributed to them in Sections 13(d) and 14(d) of the Exchange Act.

For the purposes of the Indenture, an entity will be deemed to be controlled by Management if the individuals comprising Management are the beneficial owners, directly or indirectly, of, in aggregate, (i) more than 50% of the voting power of such entity’s Voting Stock measured by voting power rather than number of shares or (ii) such entity’s Voting Stock sufficient to enable them to elect a majority of the such entity’s board of directors (or similar body).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date (i) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

“DBRS” means DBRS Limited.

“Fitch” means Fitch Ratings Ltd.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Company to act as the “Independent Investment Banker”.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P, BBB- (or the equivalent) by Fitch and BBB (low) (or the equivalent) by DBRS.

“Management” means the Company’s directors, officers or employees (or directors, officers or employees of its Subsidiaries) immediately prior to the consummation of any transaction, acting individually or together.

“Moody’s” means Moody’s Investors Service Inc.

“Notes” has the meaning ascribed to it in the recitals.

“Rating Agencies” means (1) each of Moody’s, S&P, Fitch and DBRS and (2) of any of the Rating Agencies cease to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by the Company (as certified by a resolution of the Board of Directors) as a replacement agency for Moody’s, S&P, Fitch or DBRS, or some or all of them, as the case may be.

“Redemption Price” means in the case of (A) in Section 207 of this Nineteenth Supplemental Indenture, the greater of (i) 100% of the principal amount of the notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 35 basis points, and in the case of (B) in Section 207 of this Nineteenth Supplemental Indenture, 100% of the principal amount of the notes to be redeemed, together with, in each case, accrued and unpaid interest on the principal amount of the notes to be redeemed to the date of redemption.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC and their respective successors, each a nationally recognized investment banking firm that is a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means, with respect to each Note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

“S&P” means Standard & Poor’s Ratings Services, a Division of The McGraw-Hill Companies, Inc.

All other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

Section 102.                            To Be Read with Original Indenture

The Nineteenth Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture, and the Original Indenture and this Nineteenth Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Nineteenth Supplemental Indenture were contained in one instrument.

Section 103.                            Currency

Except where expressly provided, all amounts in this Nineteenth Supplemental Indenture are stated in United States currency.

ARTICLE 2
THE NOTES

Section 201.                            Designation

There is hereby authorized to be issued under the Original Indenture a separate series of Securities designated as “4.000% Notes due 2025”.

Section 202.                            Limit of Aggregate Principal Amount

The aggregate principal amount of Notes that may be authenticated and delivered pursuant to the Nineteenth Supplemental Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Section 304, 305, 306, 906 or 1107 of the Original Indenture and except for any Notes which, pursuant to the last sentence of Section 303 of the Original Indenture, are deemed never to have been authenticated and delivered) shall initially be limited to $500,000,000 all of which have been issued hereunder. The Company may from time to time, without the consent of the holders of the Notes, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby except for the issue date, the issue price and the first payment of interest thereon.  Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

Section 203.                            Date of Payment of Principal

The principal of the Notes shall be payable on January 15, 2025.

Section 204.                            Payments; Registration of Transfers

All payments in respect of the Notes shall be made in immediately available funds.

Notwithstanding the provisions of Section 114 of the Original Indenture, the Company shall make, or cause to be made, payments on any Interest Payment Date, Redemption Date, Purchase Date or Stated Maturity whether or not such date is a Business Day in Toronto, Ontario, unless such date shall not be a Business Day in New York, New York.

For such Securities as are not represented by a Global Security, payments of principal (and premium, if any) and interest on any Security and the registration of transfers and exchanges of Securities will be made at the Corporate Trust Office located at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 and the office or agency of the Company maintained for that purpose in each of Toronto, Ontario, and New York, New York, except that, at the option and expense of the Company, payment of interest may be made by (a) cheque mailed to the address of the Person entitled thereto as such address shall appear on the Security Register or (b) wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Section 205.                            Interest

(1)           The Notes will be issued in initial denominations of $2,000 and subsequent multiples of $1,000 and shall bear interest at the rate of 4.000% per annum, payable semi-annually in arrears; provided, that any principal and premium and any installment of interest which is overdue shall bear interest at the rate of 4.000% per annum plus 1% (to the extent that the payment of such interest shall be legally enforceable).

(2)           Interest in respect of the Notes shall accrue from and including January 15, 2015 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(3)           The Interest Payment Dates on which interest shall be payable in respect of the Notes shall be January 15 and July 15 in each year, commencing on July 15, 2015.

(4)           The Regular Record Dates for interest in respect of the Notes shall be December 15 and June 15 (whether or not a Business Day) in respect of the interest payable semi-annually in arrears on January 15 and July 15, respectively.

Section 206.                            Redemption

Except as provided in Section 207, Section 208 and Section 209 of this Nineteenth Supplemental Indenture, the Notes are not redeemable prior to maturity.

Section 207.                            Redemption and Repurchase

The Notes will be redeemable at the Company’s option (A) in whole or in part at any time and from time to time on payment of the applicable Redemption Price and/or (B) on or after the date that is three months prior to the maturity date in whole but not in part on payment of the applicable Redemption Price. If less than all of the notes are to be redeemed pursuant to (A), the notes so redeemed will be cancelled and will not be re-issued.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed.  On and after any Redemption Date, interest will cease to accrue on the Notes or any portion thereof called for redemption.  On or before any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent money sufficient to pay the Redemption Price of and accrued interest on the Notes to be redeemed on such date.  If less than all the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee at the Company’s direction by such method as the Company and the Trustee shall deem fair and appropriate.  The Redemption Price shall be calculated by the Independent Investment Banker and the Company, the Trustee and any Paying Agent for the Notes shall be entitled to rely on such calculation.

Section 208.                            Redemption upon a Change of Control

If a Change of Control Triggering Event occurs, unless the Company has exercised its right to redeem the Notes as described above, it will be required to make an offer to repurchase all, or any part, (equal to $2,000 or a subsequent multiple of $1,000) of each Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth herein. In the Change of Control Offer, the Company will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event, the Company will be required to mail a notice to Holders of Notes, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required herein and described in such notice. The Company must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions herein, the Company will be required to comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions herein by virtue of such conflicts.

On the Change of Control Payment Date, the Company will be required, to the extent lawful, to:

(a)                                 accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(b)                                 deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(c)                                  deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company.

The Paying Agent will be required to promptly mail to each Holder who properly tendered Notes, the purchase price for such Notes and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $2,000 or a subsequent multiple of $1,000.

The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Notes properly tendered and not withdrawn under its offer.

Section 209.                            Redemption for Changes in Canadian Withholding Taxes

The Notes will be subject to redemption as a whole, but not in part, at the option of the Company at any time at 100% of the principal amount, together with accrued interest thereon to the Redemption Date, in the event the Company shall have received an opinion from independent tax counsel experienced in such matters to the effect that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws of Canada or any political subdivision or taxing authority thereof or therein (including any regulations promulgated thereunder), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this Nineteenth Supplemental Indenture.

Section 210.                            Affiliate Purchase on Maturity

Notwithstanding the other provisions of the Indenture, the Company may, by providing notice to the Trustee at least two Business Days prior to the Maturity, elect to have an Affiliate of the Company purchase all, but not less than all, of the Notes so to be redeemed or repaid at a price equal to the Redemption Price, in the case of Notes called for redemption, or the principal amount, in the case of Notes coming due at Stated Maturity (in each case, the “Repayment Price”). Upon payment therefore by such an Affiliate of the Company of an amount equal to the Repayment Price, such Notes shall be cancelled by the Trustee and a new certificate in the name of such Affiliate will be issued by the Trustee upon receipt by the Trustee of a Company Order, provided however, that such cancellation and reissuance of certificates shall be deemed not to represent a novation of the debt represented by such Notes, but rather such Notes shall be deemed transferred to such Affiliate and such debt shall continue to remain outstanding on the same terms subject to such modifications, if any, as may be agreed by the Company and such Affiliate in writing.  Such Affiliate shall not be permitted to vote such Notes in any matter unless all the Notes of each Series of Notes entitled to be voted in respect of such matter are held by the Company or its Affiliates.  Should such Affiliate fail to make full payment of the Repayment Price on Maturity, then such Notes shall become due and payable as otherwise provided for but for this Section 210. The Trustee may request, and the Company and its counsel shall provide upon such request, any additional supporting documentation in connection with this Section 210, including but not limited to an Opinion of Counsel addressed to the Trustee in support of the Affiliate purchase herein described.

Section 211.                            Form

The Notes and the certificate of the Trustee endorsed thereon shall each be issuable initially as one or more Global Notes and shall be substantially in the form set forth in Annex A hereto.  The Depositary for Global Securities shall be The Depository Trust Company, 570 Washington Blvd, 4th FL, Jersey City, New Jersey 07310, USA.

Section 212.                            Additional Event of Default

In addition to the Events of Default contained in Section 501 of the Original Indenture, the failure by the Company to comply with its obligations in the event of a Change of Control Triggering Event will constitute an Event of Default with respect to the Notes.

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.  Notwithstanding the previous sentence, if an Event of Default occurs as a result of the failure by the Company to comply with its obligations in the event of a Change of Control Triggering Event as described above, the principal of, and any premium and accrued interest on the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of the Notes.

Section 213.                            Additional Covenants

The covenants contained in Article 3 of this Nineteenth Supplemental Indenture shall apply to the Notes in addition to the covenants contained in the Original Indenture.

Section 214.                            Payment of Additional Amounts

All payments made by the Company under or with respect to the Notes will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes and the Notes are not redeemed in accordance with the provisions of Section 209 of this Nineteenth Supplemental Indenture, the Company will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder or beneficial owner (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder or beneficial owner would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to: (a) any payment to a Holder or beneficial owner who is liable for such Taxes in respect of such Note (i) by reason of such Holder or beneficial owner, or any other person entitled to payments on the Note, being a person with whom the Company does not deal at arm’s length (within the meaning of the Income Tax Act (Canada) (the “Tax Act”)) or (ii) by reason of the existence of any present or former connection between such Holder or beneficial owner (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or beneficial owner, if such Holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein other than the mere ownership, or receiving payments under or enforcing any rights in respect of such Note as a non-resident or deemed non-resident of Canada or any province or territory thereof or therein; (b) any payment to a Holder or beneficial owner who is a “specified shareholder” of the Company or who does not deal at arm’s length with a “specified shareholder” of the Company as defined in subsection 18(5) of the Tax Act; (c) any Note presented for payment (where presentation is required) more than 30 days after the later of (i) the date on which such payment first becomes due or (ii) if the full amount of the monies payable has not been paid to the Holders of the Notes on or prior to such date, the date on which the full amount of such monies has been paid to the Holders of the Notes, except to the extent that the Holder of the Notes would have been entitled to such Additional Amounts on presentation of the same for payment on the last day of such period of 30 days; (d) any estate, inheritance, gift, sales, transfer, excise or personal property tax or any similar Tax; (e) any Tax imposed as a result of the failure of a Holder or beneficial owner to comply with certification, identification, declaration or similar reporting requirements concerning the nationality, residence, identity or connection with Canada or any province or territory thereof or therein of such Holder or beneficial owner, if such compliance is required by statute or by regulation, as a precondition to reduction of, or exemption, from such Tax; (f) any (i) withholding or deduction imposed pursuant to Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) Tax or penalty arising from the Holder’s failure to properly comply with the Holder’s obligations imposed under the Canada-United States Enhanced Tax Information Exchange Agreement Implementation Act (Canada) or the similar provisions of legislation of any other jurisdiction that has entered into an agreement with the United States of America to provide for the implementation of FATCA-based reporting in that jurisdiction, or (iii) withholding or deduction imposed pursuant to any agreement between us and the United States or any authority thereof implementing FATCA; or (g) any combination of the foregoing clauses (a) to (f).

The Company will also (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. The Company will furnish to the Holders of the Notes, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company. The Company will indemnify and hold harmless each Holder and, upon written request, will reimburse each such Holder for the amount of (i) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes which have not been withheld or deducted and remitted by the Company in accordance with applicable law, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes (other than any Taxes for which Additional Amounts would not be payable pursuant to clauses (a) through (g) above) imposed with respect to any reimbursement under clause (i) or (ii) above, but excluding any such Taxes on such Holder’s net income.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date.  Whenever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), Redemption Price, Purchase Price, interest or any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section 213 to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section 213 and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made (if applicable).

The obligations of the Company under this Section 213 shall survive the termination of this Indenture and the payment of all amounts under or with respect to the Notes.

Section 215.                            Defeasance

The Notes shall be defeasible pursuant to both of Section 1302 and Section 1303 of the Original Indenture.

In the event the Company exercises its defeasance option with respect to the Notes pursuant to Section 1302 of the Original Indenture, the Company’s obligations with respect to the Notes under Section 213 of this Nineteenth Supplemental Indenture shall survive.

Section 216.                            Additional Co-Obligor

Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, may enter into an indenture supplemental to the Indenture, in form satisfactory to the Trustee, for the purpose of adding as a co-obligor of the Notes, an affiliate of the Company that is incorporated or formed under the laws of the United States or any state thereof.  The co-obligor shall be jointly and severally liable with the Company to pay the principal, premium, if any, and interest on the Notes.

The Company may add a co-obligor only if it shall have received prior confirmation from the Rating Agencies that the addition of such co-obligor shall not result in a decrease in the rating of the Indenture Securities.

In addition, the Company may only add a co-obligor if the Company determines that adding a co-obligor would not result in a disposition of the Notes by any holder for Canadian federal income tax purposes nor a deemed sale or exchange of the Notes by any holder for U.S. federal income tax purposes under applicable U.S. Treasury Regulations.

If a co-obligor is appointed under the Notes, the Company must provide the Trustee with advance notification of details of same at least four weeks prior to the first interest payment for which the co-obligor will have responsibility.

ARTICLE 3
ADDITIONAL COVENANTS APPLICABLE TO THE NOTES

Section 301.                            Negative Pledge

The Company will not create any Lien on any of its property or assets to secure any indebtedness for borrowed money without in any such case effectively providing that the Notes (together with, if the Company shall so determine, any other indebtedness of the Company which is not subordinate to the Notes) shall be secured equally and ratably with (or prior to) such secured indebtedness, so long as such secured indebtedness shall be so secured; provided, however, that the foregoing restrictions shall not apply to:

(a)                                 Liens on any property or assets of the Company existing at the time of acquisition thereof (including acquisition through merger or consolidation) to secure, or securing, the payment of all or any part of the purchase price, cost of improvement or construction cost thereof or securing any indebtedness incurred prior to, at the time of or within 120 days after, the acquisition of such property or assets or the completion of any such improvement or construction, whichever is later, for the purpose of financing all or any part of the purchase price, cost of improvement or construction cost thereof or to secure or securing the repayment of money borrowed to pay, in whole or in part, such purchase price, cost of improvement or construction cost or any vendor’s privilege or lien on such property securing all or any part of such purchase price, cost of improvement or construction cost, including title retention agreements and leases in the nature of title retention agreements (provided such Liens are limited to such property or assets and to improvements on such property);

(b)                                 Liens arising by operation of law;

(c)                                  any other Lien arising in connection with indebtedness of the Company if, after giving effect to such Lien and any other Lien created pursuant to this paragraph (c), the aggregate principal amount of indebtedness secured thereby would not exceed 5% of the Company’s Consolidated Net Worth; and

(d)                                 any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), as a whole or in part, of any of the Liens referred to in paragraphs (a) and (b) above or any indebtedness secured thereby; provided that such extension, renewal, substitution or replacement Lien shall be limited to all or any part of substantially the same property or assets that secured the Lien extended, renewed, substituted or replaced (plus improvements on such property) and the principal amount of indebtedness secured by such Lien at such time is not increased.

Section 302.                            Limitation on Restricted Payments

The Company (a) will not declare or pay any dividend, or make any distribution, of any kind or character (whether in cash, property or securities), in respect of any class of its Capital Stock or to the holders of any class of its Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock or in options, warrants or other rights to acquire its Capital Stock), (b) will not, and will not permit any Subsidiary of the Company to, directly or indirectly, purchase, redeem or otherwise acquire or retire for value (i) any Capital Stock of the Company or (ii) any options, warrants or rights to purchase or acquire shares of Capital Stock of the Company and (c) will not, and will not permit any Subsidiary of the Company to, redeem, defease (including, but not limited to, legal or covenant defeasance), repurchase (including pursuant to any provision for repayment at the option of the holder thereof), retire or otherwise acquire or retire for value prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payment, Debt of the Company which is subordinate in right of payment to the Notes if, at the time thereof:

(i)            an Event of Default or an event that, with the lapse of time or the giving of notice or both, would constitute an Event of Default shall have occurred and be continuing, or

(ii)           upon giving effect to such payment, the Consolidated Net Worth of the Company would be less than $2 billion;

provided, however, that this provision will not be violated by reason of (i) the payment of any dividend within 60 days after declaration thereof, if at the date of such declaration, such payment would have complied with the foregoing provision and (ii) any refinancing or refunding of any Debt.

ARTICLE 4
CONCERNING THE TRUSTEE

Section 401.                            Compliance With Anti-Money Laundering and Suppression of Terrorism Legislation

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to all parties provided (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such 10 day period, then such resignation shall not be effective.

Section 402.                            Compliance with Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to certain obligations and activities under the Indenture. Notwithstanding any other provision of the Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The parties shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to the Indenture and to comply with applicable laws and not to use it for any other purpose except with the consent of or direction from the Company or the individual involved or as permitted by Privacy Laws; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

Section 403.                            Force Majeure

The Trustee shall not be held liable, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, earthquakes, or any other similar causes; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Nineteenth Supplemental Indenture to be duly executed as of the day and year first above written.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice President

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Daniel Marz
Name: Daniel Marz
Title: Corporate Trust Officer

By:	/s/ Raji Sivalingam
Name: Raji Sivalingam
Title: Associate Trust Officer

ANNEX A

[Face of Note]

[Insert if the Security is a Global Security — THIS SECURITY IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of The Depository Trust Company (“DTC”), a New York corporation, to Brookfield Asset Management Inc. or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of Cede & Co., or in such other name as is requested by an authorized representative of DTC (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.]

BROOKFIELD ASSET MANAGEMENT INC.

4.000% Notes Due 2025

CUSIP: 112585 AH7

No. I-•	US$•

Brookfield Asset Management Inc., a corporation amalgamated under the laws of Ontario, Canada (herein called the “Company”, which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to •, or registered assigns, the principal sum of • (•) United States Dollars on January 15, 2025 and to pay interest thereon from and including January 15, 2015 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on January 15 and July 15 in each year, commencing on July 15, 2015 at a rate of 4.000% per annum, until the principal hereof is paid or made available for payment, calculated as set forth above, provided that any principal and premium, and any such installment of interest, which is overdue shall bear interest at the rate of 4.000% per annum plus 1% (to the extent that the payment of such interest shall be legally enforceable), from the dates such amounts are due until they are paid or made available for payment, and such interest shall be payable on demand.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in such Indenture, be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, which shall be December 15 or June 15, as the case may be, next preceding such Interest Payment Date (whether or not a Business Day).  Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to Holders of Securities of this series not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

Payment of the principal of (and premium, if any) and interest on this Security will be made at the office or agency of the Company maintained for that purpose in Toronto, Ontario, and at any other office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debt; provided, however, that, at the option and expense of the Company, payment of interest may be made by (i) cheque mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Reference is hereby made to the further provisions of this Security set forth on the reverse hereof, which further provisions shall, for all purposes, have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature, this Security shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

[The balance of this page is intentionally left blank; signature page follows]

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IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated: •

BROOKFIELD ASSET MANAGEMENT INC.

By:
Name:
Title:

Attest:

(FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION)

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This Note is one of the Notes referred to in the Indenture referred to above.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By: Authorized Officer

(FORM OF REGISTRATION PANEL)

(NO WRITING HEREON EXCEPT BY THE TRUSTEES OR OTHER REGISTRAR)

DATE OF REGISTRY	IN WHOSE NAME REGISTERED	SIGNATURE OF TRUSTEE OR OTHER REGISTRAR

[Reverse of Note.]

This Security is one of a duly authorized issue of securities of the Company (herein called the “Securities”), issued and to be issued in one or more series under an Indenture, dated as of September 20, 1995 (the “Original Indenture”), as supplemented by the Nineteenth Supplemental Indenture, dated as of January 15, 2015 (the “Nineteenth Supplemental Indenture”) (the Original Indenture and the Nineteenth Supplemental Indenture together herein called the “Indenture”, which term shall have the meaning assigned to it in such instrument), between the Company and Computershare Trust Company of Canada (formerly, Montreal Trust Company of Canada), as trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), and reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Securities and of the terms upon which the Securities are, and are to be, authenticated and delivered. This Security is one of the series designated on the face hereof, initially limited in aggregate principal amount to US$•, all of which are issued under the Nineteenth Supplemental Indenture. The Company may from time to time, without the consent of the holders of the Notes, create and issue further notes having the same terms and conditions in all respects as the Notes being offered hereby, except for the issue date, the issue price and the first payment of interest thereon.  Additional notes issued in this manner will be consolidated with and will form a single series with the Notes, as the case may be, being offered hereby.

The Company will pay to each relevant Holder or beneficial owner certain Additional Amounts in the event of the withholding or deduction of certain Canadian taxes as described in the Nineteenth Supplemental Indenture.

The Securities are redeemable, at any time at the Company’s option, at the Redemption Price as described in the Nineteenth Supplemental Indenture.  The Securities are also redeemable in the event of certain changes affecting Canadian withholding tax, as described in the Nineteenth Supplemental Indenture.

Upon the occurrence of a Change of Control Triggering Event, the Company will be required to make an offer to purchase the Securities at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

If an Event of Default with respect to Securities of this series shall occur and be continuing, the principal of the Securities of this series may be declared due and payable in the manner and with the effect provided in the Indenture.

In the event of purchase pursuant to an Offer to Purchase of this Security in part only, a new Security or Securities of this series and of like tenor for the unpurchased portion hereof will be issued in the name of the Holder hereof upon the cancellation hereof.

The Indenture contains provisions for defeasance at any time of the entire indebtedness of this Security or certain restrictive covenants and Events of Default with respect to this Security, in each case upon compliance with certain conditions set forth in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected.  The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange hereafter or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in, and subject to, the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities of this series, the Holders of not less than 25% in principal amount of the Securities of this series at the time Outstanding shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, and the Trustee shall not have received from the Holders of a majority in principal amount of Securities of this series at the time Outstanding a direction inconsistent with such request and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted

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by the Holder of this Security for the enforcement of any payment of principal hereof or any premium or interest hereon on or after the respective due dates expressed herein.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and any premium and interest on this Security at the times, place and rate, and in the coin or currency, herein prescribed.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in any place where the principal of and any premium and interest on this Security are payable, duly endorsed by, or accompanied by a written instrument of transfer, in form satisfactory to the Company and the Security Registrar, duly executed by the Holder hereof or attorney duly authorized in writing, and, thereupon, one or more new Securities of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Securities of this series are issuable only in registered form without coupons in initial denominations of US$2,000 and subsequent multiples of US$1,000.  As provided in the Indenture and subject to certain limitations therein set forth, Securities of this series are exchangeable for a like aggregate principal amount of Securities of this series and of like tenor of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

All terms used in this Security which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

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